Atlanta Office 171 17th Street NW, Suite 2100 Atlanta, GA 30363-1031 Direct phone: 404.873.8528 Direct fax: 404.873.8529 E-mail: stephen.fox@agg.com

June 24, 2013

VIA EDGAR

Mr. William Demarest

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC   20549

RE:                                     Rollins, Inc.

File No. 1-04422

Form 10-K for the year ended December 31, 2012

Dear Mr. Demarest:

We are legal counsel to Rollins, Inc. (the “Company”).  This letter provides the Company’s responses to the comments in your letter dated June 12, 2013 about the Company’s referenced filing.  In an effort to facilitate the Staff’s review, we have repeated the comments prior to setting forth the Company’s response thereto.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 22

1.              We note that revenues have increased steadily over the past five years.  Your disclosure indicates that this is due to a combination of increased sales/closings and increased prices.  In future filings, please clarify the amount of increase that is due to increased sales, the amount due to pricing increases, and the amount due to other factors.

When referring to causes of increased/decreased revenues, the Company will clarify the amount of the increase/decrease to revenue beginning with its Form 10-Q for the period ending June 30, 2013.

2.              We note that you generate revenues from commercial pest control, residential pest control and the Company’s termite business.  Please tell us how you have determined that the Company operates in one operating segment.  For reference see ASC 250-10-50.

Atlanta • Miami • Washington D.C.

In accordance with ASC 280-10-50-1, the Company determined that the commercial, residential and termite service lines are not operating segments.  These service lines do have determinable revenues, but their expenses, balance sheet and cash flows are comingled and cannot be used to assess any individual service line’s performance.  The Company does not prepare discrete financial statements for these service lines, nor does it report such discrete operating results to its management.

Liquidity and Capital Resources, page 24

3.              Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries.  We note that currently you have over $40 million in cash held in foreign banks.  In this regard, please consider disclosing the impact of repatriating the undistributed earnings of foreign subsidiaries.  In addition if you do not plan to repatriate the funds please disclose this in future filings.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

The Company’s international business is growing and management intends to continue to grow the business in its foreign markets in the future through reinvestment of its foreign deposits and potential future earnings, such as through acquisitions of unrelated companies.  Further, the Company maintains a large cash position in the United States while having little third-party debt to service, and the Company maintains adequate liquidity, and capital resources without regard to its foreign deposits to finance domestic operations and obligations and to fund expansion of its domestic business for the foreseeable future.  Repatriation of cash from the Company’s foreign subsidiaries is not a part of the Company’s business plan.  All of the Company’s foreign cash is held in Canadian bank accounts.  In the future, the Company will revise its disclosure in its annual report on Form 10-K under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resource” to include the foregoing information.

The Company has authorized us to advise you that the Company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions to me at (404) 873-8528.

Sincerely,
ARNALL GOLDEN GREGORY LLP

/s/ Stephen D. Fox

Stephen D. Fox

cc:                                Mr. Harry J. Cynkus

Mr. Edwin Page